(The following is an unofficial English translation of the Notice Regarding Resolutions Adopted at the 70th Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 26, 2012

To Our Shareholders

Haruo Matsuno Representative Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

NOTICE REGARDING RESOLUTIONS ADOPTED AT
THE 70th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the following matters were presented and resolved at the 70th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) which took place today.

Matters reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements reporting for the 70th Fiscal Year (from April 1, 2011 to March 31, 2012)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by an independent auditor and the Board of Corporate Auditors

Presentations on the above Items No.1 and No.2 were given to the shareholders.

Matters resolved:

Agenda Item No.1:	Election of eight directors

The shareholders resolved to approve, as originally proposed, the re-election of Toshio Maruyama, Haruo Matsuno, Naoyuki Akikusa, Yasushige Hagio, Shinichiro Kuroe and Sae Bum Myung and the election of Osamu Karatsu and Hiroshi Nakamura, each of whom has since assumed office.
Naoyuki Akikusa, Yasushige Hagio and Osamu Karatsu are outside directors.

Agenda Item No.2:	Election of two corporate auditors

The shareholders resolved to approve, as originally proposed, the re-election of Megumi Yamamuro and the election of Yuichi Kurita, each of whom has since assumed office.
Megumi Yamamuro is an outside corporate auditor.

The following has been decided by resolution at the special meeting of the board of directors and at the meeting of the board of corporate auditors held subsequent to the shareholders’ meeting:

[Directors and Corporate Auditors]

Toshio Maruyama, Chairman of the Board and Representative Director

Haruo Matsuno, Representative Director

Naoyuki Akikusa, Director

Yasushige Hagio, Director

Osamu Karatsu, Director (newly elected)

Shinichiro Kuroe, Director

Sae Bum Myung, Director

Hiroshi Nakamura, Director (newly elected)

Yuichi Kurita, Standing Corporate Auditor (newly elected)

Akira Hatakeyama, Standing Corporate Auditor

Megumi Yamamuro, Corporate Auditor

Masamichi Ogura, Corporate Auditor

[Executive Officers]

Haruo Matsuno, President and CEO

Shinichiro Kuroe, Managing Executive Officer

Sae Bum Myung, Managing Executive Officer

Hiroshi Nakamura, Managing Executive Officer

Yoshiaki Yoshida, Managing Executive Officer

Masao Shimizu, Managing Executive Officer

Hideaki Imada, Managing Executive Officer

Yasuhiro Kawata, Executive Officer

Takashi Sugiura, Executive Officer

Takashi Sekino, Executive Officer

Soichi Tsukakoshi, Executive Officer

Josef Schraetzenstaller, Executive Officer

R. Keith Lee, Executive Officer

Makoto Nakahara, Executive Officer

Toshiyuki Okayasu, Executive Officer

Hans-Juergen Wagner, Executive Officer

Yih-Neng Lee, Executive Officer (newly elected)

CH Wu, Executive Officer (newly elected)

Kazuhiro Yamashita, Executive Officer (newly elected)

Kenji Sato, Executive Officer (newly elected)

▪	The payment of a year-end dividend for the 70th fiscal year

The Company resolved at the meeting of its board of directors held on May 30, 2012 to distribute a year-end dividend of 10 yen per share for the 70th fiscal year. For details, please refer to the documents sent to you on June 1, 2012.

▪	Presentation materials concerning matters reported at the 70th ordinary general meeting of shareholders are available on the Company’s website.